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                              November 10, 2022

       Benjamin Vedrenne-Cloquet
       Chief Executive Officer
       EdtechX Holdings Acquisition Corp. II
       c/o IBIS Capital Limited
       22 Soho Square
       London, W1D 4NS
       London, W1D 4NS

                                                        Re: EdtechX Holdings
Acquisition Corp. II
                                                            Preliminary Proxy
Statement on Form Pre 14A
                                                            Filed November 1,
2022
                                                            File No. 001-39792

       Dear Benjamin Vedrenne-Cloquet:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Form Pre 14A

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should
                                                        the transaction be
subject to review by a U.S. government entity, such as the Committee on Foreign Investment
in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the
pool of potential targets with which you could complete an initial business combination
may be limited. Further, disclose that the time necessary for government review of
the transaction or a decision to prohibit the transaction could prevent you from
completing an initial business combination and require you to liquidate.
 Benjamin Vedrenne-Cloquet
EdtechX Holdings Acquisition Corp. II
November 10, 2022
Page 2
      Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin Vedrenne-Cloquet
                                                           Division of
Corporation Finance
Comapany NameEdtechX Holdings Acquisition Corp. II
                                                           Office of Real
Estate & Construction
November 10, 2022 Page 2
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName